JLL Income Property Trust
333 W. Wacker Drive, Suite 2300, Chicago, IL 60606
T: +1 312 897 4000
jllipt@lasalle.com
March 19, 2018

Via EDGAR
Robert F. Telewicz, Jr.
Accounting Branch Chief
Office of Real Estate and Commodities
Securities and Exchange Commission

Re:	Jones Lang LaSalle Income Property Trust, Inc.
Form 10-K for the fiscal year ended December 31, 2016
Filed March 9, 2017
File No. 000-51948

Dear Mr Telewicz,
I am writing on behalf of Jones Lang LaSalle Income Property Trust, Inc. (the “Company”, “we”, “JLLIPT” or “our”) in response to comments of the staff (the “Staff”) of the Securities and Exchange Commission (“the Commission”) contained in your correspondence dated March 6, 2018. The headings and page numbers below correspond to the headings and page numbers referenced in your letter, which refer to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2016. We have carefully considered the Staff’s comments and have provided additional information, as requested. For your convenience, we have included in bold the Staff’s comment before our response.

Form 10-K for the fiscal year ended December 31, 2016

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market for Common Equity, page 44

1. We have considered your response to our prior comment one. Please address the following with respect to your net asset value disclosures:

a. Please revise your disclosure in future filings to clearly state that your valuation policy does not result in a determination of the fair value of your net assets.

Company's response:

The Company respectfully notes in response to the Staff's comment, the Company revised its disclosure in the December 31, 2017 Form 10-K filed on March 8, 2018 as follows [Newly added language is emphasized for response purposes only]:

Limitations and Risks

As with any valuation methodology, our methodology is based upon a number of estimates and assumptions that may not be accurate or complete. Our valuation methodology may not result in the determination of the fair value of our net assets as our mortgage notes and other debt payable are valued at cost. Different parties with different assumptions and estimates could derive a different NAV per share. Accordingly, with respect to our NAV per share, we can provide no assurance that:

•	a stockholder would be able to realize this NAV per share upon attempting to resell his or her shares;

•
we would be able to achieve for our stockholders the NAV per share upon a listing of our shares of common stock on a national securities exchange, selling our real estate portfolio, or merging with another company; or

•	the NAV per share, or the methodologies relied upon to estimate the NAV per share, will be found by any regulatory authority to comply with any regulatory requirements.

Furthermore, the NAV per share was calculated as of a particular point in time. The NAV per share will fluctuate over time in response to, among other things, changes in real estate market fundamentals, capital markets activities and attributes specific to the properties and leases within our portfolio.

b. Please revise your disclosure in future filings to disclose the fair value of your debt and the impact that the fair value of debt would have had on your NAV calculation.

Company's response:

The Company respectfully notes in response to the Staff's comment, the Company will revise its NAV disclosure in future periodic filings as follows:

The fair value of our mortgage notes and other debt payable was estimated to be approximately $X and $X lower than the carrying values at December 31, 2017 and 2016, respectively. The NAV per share would have increased by approximately $0.0X and $0.0X per share at December 31, 2017 and 2016, respectively, if the Company were to have included the fair value of its mortgage notes and other debt payable in its methodology to determine NAV.

2. With respect to your response to our prior comment 1b, please clarify whether the amounts included in your table represent the total liability recorded as of each balance sheet date, or the amount accrued during that particular period. In addition, please revise your disclosure in future filings to disclose the total liability for dealer manager fees recorded on the balance sheet as of each period end date.

Company's response:

The Company respectfully notes in response to the Staff's comment that the amounts included in our table represent the total amount of dealer manager fees recorded and payable as of each balance sheet date presented. The Company revised its disclosure in the December 31, 2017 Form 10-K filed on March 8, 2018 as follows:
Dealer manager fees payable are included in accrued offering costs on our Consolidated Balance Sheets. Dealer manager fees payable by share class as of December 31, 2017 and 2016 are as follows:

	December 31, 2017	December 31, 2016
Class A Shares	$65,764	$74,295
Class M Shares	6,622	6,626
Class A-I Shares	2,806	3,482
Class M-I Shares	342	400
Total	$75,534	$84,803

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 4 - Unconsolidated Real Estate Affiliates, page F-19

3. We note your response to our prior comment 2b. Please tell us how you considered the need to provide summarized financial information of the NYC Retail Portfolio on an interim basis. Reference is made to Rule S-X 10-01(b)(1).

Company's response:

The Company respectfully notes in response to the Staff's comment that the NYC Retail Portfolio met the equity in income significance test at the 20% or greater level in the second and third quarters of 2016 and first and third quarters in 2017. See table for calculations:

($'s in millions)	March 31, 2016	June 30, 2016	September 30, 2016	March 31, 2017	June 30, 2017	September 30, 2017
Year-to-date income from fund investment (change in fair value)	$0.2	$0.6	$4.0	$(2.1)	$(0.7)	$5.1
Year-to-date net income attributable to JLLIPT	$1.5	$1.3	$(4.5)	$1.4	$3.8	$13.8

Percent	13%	46%	(89%)	(150%)	(18%)	37%

Rule 10-01(b)(1) Threshold	20%	20%	20%	20%	20%	20%

Test Met	No	Yes	Yes	Yes	No	Yes

The Company’s interim financial statements included disclosures related to the Company’s share of the NYC Retail Portfolio’s financial results including the cash distributions and changes in the fair value of the investment for the current quarter and year-to-date periods compared against the same periods in the prior year. We believe cash distributions and changes in fair value provide the most relevant metrics and information to financial statement readers evaluating the performance and results of the NYC Retail Portfolio. However, in future filings, the Company will provide an additional tabular disclosure related to the NYC Retail Portfolio. The expanded disclosure will be included in the notes to the first quarter of 2018 consolidated financial statements as follows:

Summarized Statement of Operations - NYC Retail Portfolio Investment - Fair Value Option Investment

	Three Months Ended:
	March 31, 2018	March 31, 2017
Total revenue	$ X	$3,450

Net investment income	X	3,119
Net change in unrealized gain (loss) on investment in real estate venture	X	(7,650)
Net income (loss)	—	$(4,531)

Any questions or comments with respect to the foregoing may be communicated to Gregory A. Falk, Chief Financial Officer and Treasurer, at (312) 897-4099.

JONES LANG LASALLE INCOME PROPERTY TRUST, INC.

By:     /s/ Gregory A. Falk
Gregory A. Falk
Chief Financial Officer and Treasurer